UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Stream Global Services, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

378981104

(CUSIP Number)

Michael A. Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, California  90067-3206

(310) 557-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 378981104

1.	Names of Reporting Persons. Ares Corporate Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 70,070,028 (See Items 4, 5 and 6) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 70,070,028 (See Items 4, 5 and 6) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,070,028 (See Items 4, 5 and 6) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 92.2% (2)

14.	Type of Reporting Person (See Instructions) PN

(1) Ares Corporate Opportunities Fund II, L.P. (“ACOF II”), EGS Dutchco B.V. (“EGS Dutchco”) and NewBridge International Investment Ltd. (“NewBridge” and, together with ACOF II and EGS Dutchco, the “Parent Members”) are members of SGS Holdings LLC (“Parent”) and the Reporting Persons may be members of a group for purposes of Section 13(d) of the Act with (a) Parent, (b) the Parent Members, (c) EGS Luxco S.àr.l., Providence Equity Partners VI International L.P., Providence Equity GP VI International L.P. and PEP VI International Ltd. (together with EGS Dutchco, the “Providence Entities”) and (d) Ayala Corporation, Azalea International Venture Partners Ltd. and LiveIt Investments Limited (together with NewBridge, the “Ayala Entities”).  As of March 5, 2012, ACOF II owned 51.5% of the units of membership interest in Parent.  The Reporting Persons (other than ACOF II with respect to the portion of the shares of Common Stock owned by Parent that are attributable to ACOF II’s pecuniary interest in Parent) disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.  For additional information regarding Parent, the Providence Entities and the Ayala Entities, see the statements on Schedule 13D filed by Parent (as amended from time to time, the “Parent Schedule 13D”) and the statements on Schedule 13D jointly filed by the Providence Entities and the Ayala Entities (as amended from time to time, the “Providence/Ayala Schedule 13D”), filed with the Securities and Exchange Commission (the “Commission”).

(2) The calculation of the foregoing percentage is based on 76,025,505 shares of Common Stock outstanding on February 24, 2012 as reported in Stream Global Services, Inc.’s Form 10-K for the year ended December 31, 2011 filed with the Commission on February 29, 2012.

CUSIP No. 378981104

1.	Names of Reporting Persons. ACOF Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 70,070,028 (See Items 4, 5 and 6) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 70,070,028 (See Items 4, 5 and 6) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,070,028 (See Items 4, 5 and 6) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 92.2% (2)

14.	Type of Reporting Person (See Instructions) PN

(1) The Parent Members are members of Parent and the Reporting Persons may be members of a group for purposes of Section 13(d) of the Act with Parent, the Parent Members, the Providence Entities and the Ayala Entities.  As of March 5, 2012, ACOF II owned 51.5% of the units of membership interest in Parent.  The Reporting Persons (other than ACOF II with respect to the portion of the shares of Common Stock owned by Parent that are attributable to ACOF II’s pecuniary interest in Parent) disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.  For additional information regarding Parent, the Providence Entities and the Ayala Entities, see the Parent Schedule 13D and the Providence/Ayala Schedule 13D.

(2) The calculation of the foregoing percentage is based on 76,025,505 shares of Common Stock outstanding on February 24, 2012 as reported in Stream Global Services, Inc.’s Form 10-K for the year ended December 31, 2011 filed with the Commission on February 29, 2012.

CUSIP No. 378981104

1.	Names of Reporting Persons. ACOF Operating Manager II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 70,070,028 (See Items 4, 5 and 6) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 70,070,028 (See Items 4, 5 and 6) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,070,028 (See Items 4, 5 and 6) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 92.2% (2)

14.	Type of Reporting Person (See Instructions) PN

(1) The Parent Members are members of Parent and the Reporting Persons may be members of a group for purposes of Section 13(d) of the Act with Parent, the Parent Members, the Providence Entities and the Ayala Entities.  As of March 5, 2012, ACOF II owned 51.5% of the units of membership interest in Parent.  The Reporting Persons (other than ACOF II with respect to the portion of the shares of Common Stock owned by Parent that are attributable to ACOF II’s pecuniary interest in Parent) disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.  For additional information regarding Parent, the Providence Entities and the Ayala Entities, see the Parent Schedule 13D and the Providence/Ayala Schedule 13D.

(2) The calculation of the foregoing percentage is based on 76,025,505 shares of Common Stock outstanding on February 24, 2012 as reported in Stream Global Services, Inc.’s Form 10-K for the year ended December 31, 2011 filed with the Commission on February 29, 2012.

CUSIP No. 378981104

1.	Names of Reporting Persons. Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 70,070,028 (See Items 4, 5 and 6) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 70,070,028 (See Items 4, 5 and 6) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,070,028 (See Items 4, 5 and 6) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 92.2% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Parent Members are members of Parent and the Reporting Persons may be members of a group for purposes of Section 13(d) of the Act with Parent, the Parent Members, the Providence Entities and the Ayala Entities.  As of March 5, 2012, ACOF II owned 51.5% of the units of membership interest in Parent.  The Reporting Persons (other than ACOF II with respect to the portion of the shares of Common Stock owned by Parent that are attributable to ACOF II’s pecuniary interest in Parent) disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.  For additional information regarding Parent, the Providence Entities and the Ayala Entities, see the Parent Schedule 13D and the Providence/Ayala Schedule 13D.

(2) The calculation of the foregoing percentage is based on 76,025,505 shares of Common Stock outstanding on February 24, 2012 as reported in Stream Global Services, Inc.’s Form 10-K for the year ended December 31, 2011 filed with the Commission on February 29, 2012.

CUSIP No. 378981104

1.	Names of Reporting Persons. Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 70,070,028 (See Items 4, 5 and 6) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 70,070,028 (See Items 4, 5 and 6) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,070,028 (See Items 4, 5 and 6) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 92.2% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Parent Members are members of Parent and the Reporting Persons may be members of a group for purposes of Section 13(d) of the Act with Parent, the Parent Members, the Providence Entities and the Ayala Entities.  As of March 5, 2012, ACOF II owned 51.5% of the units of membership interest in Parent.  The Reporting Persons (other than ACOF II with respect to the portion of the shares of Common Stock owned by Parent that are attributable to ACOF II’s pecuniary interest in Parent) disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.  For additional information regarding Parent, the Providence Entities and the Ayala Entities, see the Parent Schedule 13D and the Providence/Ayala Schedule 13D.

(2) The calculation of the foregoing percentage is based on 76,025,505 shares of Common Stock outstanding on February 24, 2012 as reported in Stream Global Services, Inc.’s Form 10-K for the year ended December 31, 2011 filed with the Commission on February 29, 2012.

CUSIP No. 378981104

Item 1.         Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No.  8 to the statement on Schedule 13D (this “Amendment No. 8”) amends and supplements the statement on Schedule 13D filed on August 18, 2008 (the “Original 13D”), as amended by Amendment No. 1 to the statement on Schedule 13D filed on December 16, 2008 (“Amendment No. 1”), as amended by Amendment No. 2 to the statement on Schedule 13D filed on March 12, 2009 (“Amendment No. 2”), as amended by Amendment No. 3 to the statement on Schedule 13D filed on July 2, 2009 (“Amendment No. 3”), as amended by Amendment No. 4 to the statement on Schedule 13D filed on August 18, 2009 (“Amendment No. 4”), as amended by Amendment No. 5 to the statement on Schedule 13D filed on October 1, 2009 (“Amendment No. 5”), as amended by Amendment No. 6 to the statement on Schedule 13D filed on November 7, 2011 (“Amendment No. 6”), as amended by Amendment No. 7 to the statement on Schedule 13D filed on January 31, 2012 (“Amendment No. 7” and, together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 8, the “Schedule 13D”), and relates to the common stock, par value $0.001 per share (“Common Stock”), of Stream Global Services, Inc. (formerly Global BPO Services Corp.), a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 20 William Street, Suite 310, Wellesley, Massachusetts 02481.

Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 or Amendment No. 7.  Capitalized terms used but not otherwise defined in this Amendment No. 8 shall have the meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, as the case may be.

Item 3.         Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

On March 5, 2012, Parent entered into stock purchase agreements (collectively, the “Stock Purchase Agreements”) with four stockholders (each, a “Selling Stockholder”) pursuant to which Parent would acquire an aggregate of 2,332,747 shares of Common Stock, or an additional 3.1% of the issued and outstanding shares of Common Stock (based upon 76,025,505 shares of Common Stock outstanding on February 24, 2012 as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2011 filed with the Commission on February 29, 2012), at a price per share of Common Stock of $3.25 (the “Private Purchases”).  The Private Purchases  have not yet closed, and closing of such Private Purchases  will not occur until the second business day after the later of (i) the 21st day after the date Parent has mailed the Schedule 13e-3 relating to the Issuer initially filed with the Commission on January 31, 2012 by Parent and the other filing persons listed therein (as such Schedule 13e-3 may be amended or supplemented from time to time, the “Schedule 13e-3”) to the holders of shares of Common Stock (including the Selling Stockholders) and (ii) the first business day after the Commission advises Parent that it has no further comments to the Schedule 13e-3, subject to the satisfaction of certain conditions, as contemplated by the terms of the Stock Purchase Agreements.  In addition, pursuant to the terms of each of the Stock Purchase Agreements, Parent or the Selling Stockholder party thereto may terminate such Stock Purchase Agreement at any time, prior to the day of the closing contemplated thereby.  Upon the closing of all of the Private Purchases, Parent will own 72,402,775 shares of Common Stock, or 95.2% of the issued and outstanding shares of Common Stock (based upon 76,025,505 shares of Common Stock outstanding on February 24, 2012 as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2011 filed with the Commission on February 29, 2012).  To fund the purchase price for the Private Purchases, Parent currently contemplates using the proceeds of loans made by the Parent Members in the following amounts:  (i) $3,904,435.29 from ACOF II, (ii) $1,455,634.13 from EGS Dutchco and (iii) $2,221,358.33 from NewBridge.

As the Stock Purchase Agreements are terminable by either party thereto prior to the closing date of the transactions contemplated thereby, the 2,332,747 shares of Common Stock to be acquired by Parent pursuant to the Stock Purchase Agreements if such agreements are not terminated by the parties thereto are not included in Items 7 through 11 and 13 of the cover page to this Amendment No. 8.

Item 4.         Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

The responses to Item 3 are incorporated herein by reference.

Item 5.         Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses to Item 4 are incorporated herein by reference.

Ares Corporate Opportunities Fund II, L.P., a Delaware limited partnership (“ACOF II”), EGS Dutchco B.V., a Dutch private company with limited liability (“EGS Dutchco”), and NewBridge International Investment Ltd., a British Virgin Islands company (“NewBridge” and, together with ACOF II and EGS Dutchco, the “Parent Members”) are members of SGS Holdings LLC (“Parent”) and the Reporting Persons may be members of a group for purposes of Section 13(d) of the Act with (a) Parent, (b) the Parent Members, (c) EGS Luxco S.àr.l., Providence Equity Partners VI International L.P., Providence Equity GP VI International L.P. and PEP VI International Ltd. (together with EGS Dutchco, the “Providence Entities”) and (d) Ayala Corporation, Azalea International Venture Partners Ltd. and LiveIt Investments Limited (together with NewBridge, the “Ayala Entities”).  For additional information regarding Parent, the Providence Entities and the Ayala Entities, see the statements on Schedule 13D filed by Parent and the statements on Schedule 13D jointly filed by the Providence Entities and the Ayala Entities, each filed with the Commission.

(a)                                 Aggregate Number and Percentage of Securities.  See Item 3 of this Amendment No. 8 and Items 11 and 13 of the cover pages hereto for the aggregate number of shares of Common Stock and percentage of Common Stock deemed to be beneficially owned by each of the Ares Entities.

(b)                                 Power to Vote and Dispose.  See Items 7 through 10 of the cover pages to this Amendment No. 8 for the number of shares of Common Stock deemed to be beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)                                  Transactions within the past 60 days.  Except for the information set forth or incorporated by reference herein or in Items 3, 4 and 6, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d)                                Certain Rights of Other Persons.  Not applicable.

(e)                                  Date Ceased to be a 5% Owner.  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

The responses to Items 3 and 4 are incorporated herein by reference.

Item 7.         Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following Exhibits 19 and 20:

Exhibit 19                       Form of Stock Purchase Agreement (incorporated by reference to Exhibit 5 to Parent’s Schedule 13D filed with the Commission on March 5, 2012)

Exhibit 20        Selling Stockholder Information (incorporated by reference to Exhibit 6 to Parent’s Schedule 13D filed with the Commission on March 5, 2012)

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 5, 2012

ARES CORPORATE OPPORTUNITIES FUND II, L.P.

By:	ACOF OPERATING MANAGER II, L.P.,
Its Manager

/s/Michael D. Weiner
By: Michael D. Weiner
Its: Authorized Signatory

ACOF MANAGEMENT II, L.P.

By:	ACOF OPERATING MANAGER II, L.P.,
Its General Partner

/s/Michael D. Weiner
By: Michael D. Weiner
Its: Authorized Signatory

ACOF OPERATING MANAGER II, L.P.

/s/Michael D. Weiner
By: Michael D. Weiner
Its: Authorized Signatory

ARES MANAGEMENT LLC

/s/Michael D. Weiner
By: Michael D. Weiner
Its: Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

/s/Michael D. Weiner
By: Michael D. Weiner
Its: Authorized Signatory

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).